                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                             Morrow Snowboards, Inc.
         --------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                    61902C104
         --------------------------------------------------------------
                                 (CUSIP Number)

                       Stephen C. Kircher, President & CEO
                             Capitol Bay Group, Inc.
                             2424 Professional Drive
                               Roseville, CA 95561

         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 10, 2000
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO. 61902C104

1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
           PERSON CAPITOL BAY GROUP, INC.
                  I.R.S. IDENTIFICATION NUMBER - 68-0299607

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (A) [ ]                   (B) [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)                  [ ]
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  CALIFORNIA
-------------------------------------------------------------------------------

     NUMBER OF            7.  SOLE VOTING POWER
      SHARES                  -0-
   BENEFICIALLY               -------------------------------------------------
     OWNED BY             8.  SHARED VOTING POWER
      EACH                    1,084,692
    REPORTING                 -------------------------------------------------
     PERSON               9.  SOLE DISPOSITIVE POWER
      WITH                    -0-
                              -------------------------------------------------
                          10. SHARED DISPOSITIVE POWER
                              1,084,692
                              -------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,084,692
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.95%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                           CO
-------------------------------------------------------------------------------

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                                  SCHEDULE 13D

CUSIP NO. 61902C104

1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  CAPITOL BAY SECURITIES, INC.
                  I.R.S. IDENTIFICATION NUMBER - 68-0299608
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (A) [ ]                   (B) [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                  AF
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)                  [ ]
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  CALIFORNIA


     NUMBER OF            7.  SOLE VOTING POWER
      SHARES                  -0-
   BENEFICIALLY               -------------------------------------------------
     OWNED BY             8.  SHARED VOTING POWER
      EACH                    1,084,692
    REPORTING                 -------------------------------------------------
     PERSON               9.  SOLE DISPOSITIVE POWER
      WITH                    -0-
                              -------------------------------------------------
                          10. SHARED DISPOSITIVE POWER
                              1,084,692
                              -------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,084,692
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.95%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                           BD
-------------------------------------------------------------------------------

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                                  SCHEDULE 13D

CUSIP NO. 61902C104

1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                PERSON STEPHEN C. KIRCHER
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (A) [ ]                   (B) [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  OO
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)                  [ ]
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  CALIFORNIA
-------------------------------------------------------------------------------

     NUMBER OF            7.  SOLE VOTING POWER
      SHARES                  2,075,000
   BENEFICIALLY               -------------------------------------------------
     OWNED BY             8.  SHARED VOTING POWER
      EACH                    2,084,692
    REPORTING                 -------------------------------------------------
     PERSON               9.  SOLE DISPOSITIVE POWER
      WITH                    2,075,000
                              -------------------------------------------------
                          10. SHARED DISPOSITIVE POWER
                              1,084,692
                              -------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,075,000
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                [X]    2,084,692
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.7%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  IN
-------------------------------------------------------------------------------

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                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         The following information pursuant to this Amendment No. 3 amends the
Schedule 13D dated July 19, 1999 ("Schedule 13D"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2   IDENTITY AND BACKGROUND.

         (a) The persons filing this Schedule 13D (each, a "Reporting Person" and collectively, "Reporting Persons") are (i) Capitol Bay Group, Inc. ("CBG");
(ii) Capitol Bay Securities, Inc. ("CBS"); and (iii) Stephen C. Kircher ("Mr. Kircher"). The filing of this Schedule 13D should not be deemed an admission that CBG, CBS or Mr. Kircher comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         (d) - (e) None of the Reporting Persons nor, to the best knowledge of each Reporting Person, any director or executive officer of CBS or CBG, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4   PURPOSE OF TRANSACTION.

         The response set forth in Item 4 of the Schedule 13D is amended as follows:

         On January 31, 2000: (i) Pursuant to the Placement Agent Agreement between CBS and MSI, as more particularly described in MSI's 8-K filed on February 1, 2000 ("8-K"), MSI granted CBS an option to purchase 580,000 shares of common stock, no par value ("Shares"), exercisable for a period of five (5) years at $.75 per share; and (ii) CBS, as a shareholder of International DisplayWorks, Inc. ("IDW"), exchanged shares of IDW common stock for 319,992 of MSI Shares, also as more particularly described in the 8-K. In addition, as of the date hereof, CBS may be deemed to own beneficially and directly 184,700 Shares which are currently held in inventory for client accounts and with respect to which CBS or its employees may have voting or investment discretion, or both ("Managed Accounts"). CBS disclaims beneficial ownership of the Shares held in Managed Accounts. CBS is a wholly-owned subsidiary of CBG and CBG is wholly-owned by Mr. Kircher, each of which disclaim any beneficial ownership of the aggregate 1,084,692 Shares and options set forth above, except to the extent of pecuniary interest therein.

         On January 7, 2000 the Board of Directors of MSI issued Mr. Kircher an option to purchase 25,000 shares of MSI Shares, exercisable from the later of five (5) years from the date of grant or upon termination of Mr. Kircher as a director of MSI.

         The securities mentioned herein may be effected by the rights of certain individuals or entities, which may have existed prior to the date of the transactions reported herein. These rights are currently under review and the securities mentioned herein may be reissued, in which event this filing will be amended.

                       [SIGNATURES ON THE FOLLOWING PAGE]

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                                   SIGNATURES

         The filing of this Amendment No.3 to Schedule 13D and the disclosures herein shall not be deemed an admission that the Reporting Persons have had an acquisition of beneficial ownership of Shares or otherwise has become subject to an obligation to file a Schedule 13D relating to MSI, and shall not be deemed an admission that the Reporting Persons are the beneficial owner of MSI Shares for any purpose other than under Sections 13(d) and (g) of the Securities Exchange Act of 1934 and the rules thereunder.

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:             February 10, 2000



CAPITOL BAY GROUP, INC.


By:  /s/ Stephen C. Kircher
    -----------------------------
         Stephen C. Kircher
         President



CAPITOL BAY SECURITIES, INC.


By: /s/ Stephen C. Kircher
    -----------------------------
         Stephen C. Kircher
         President


By: /s/ Stephen C. Kircher
    -----------------------------
         Stephen C. Kircher
         an individual